Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1             Name and Address of Company

Canadian Satellite Radio Holdings Inc. (the “Company”)
590 King Street West, Suite 300
Toronto, Ontario M5V 1M3

Item 2             Date of Material Change

November 12, 2009

Item 3             News Release

The press release reporting the material change was issued by the Company on November 16, 2009 and concurrently filed on SEDAR. A copy of such news release is attached hereto as Appendix “A”.

Item 4             Summary of Material Change

The Company announced the appointment of Dara Altman to the Company’s Board of Directors. Ms Altman is an executive with Sirius XM Radio Inc. (“Sirius XM”)and she replaces Gary M. Parsons, a former Sirius XM executive, who tendered his resignation as a director of the Company.

Item 5             Full Description of Material Change

The Company announced  on November 16, 2009 the appointment of Dara Altman to the Company’s Board of Directors. Ms. Altman is an executive with Sirius XM and she replaces Gary M. Parsons.

Mr. Parsons recently resigned from both the Sirius XM board and the Company’s board.

Dara Altman is Executive Vice President and Chief Administrative Officer of Sirius XM. Prior to the Sirius XM merger in the U.S., Ms. Altman was the Executive Vice President of Business and Legal Affairs for XM Satellite Radio in the U.S. During her 20-year career, Ms. Altman has served in key legal and management positions at entertainment media companies, including HBO and Discovery Communications and served on the Board of Directors of Discovery Times, its joint venture with The New York Times.

Gary M. Parsons served on the Company’s Board since 2005.

Item 6             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

None.

Item 8             Executive Officer

For further information regarding the matters described in this report, please contact: Michael Washinushi, Chief Financial Officer, at (416) 408-6040.

Item 9             Date of Report

November 16, 2009

APPENDIX “A’

PRESS RELEASE ISSUED NOVEMBER 16, 2009

XM Canada Announces Change to Board of Directors

TORONTO, Nov. 16 /CNW/ - Canadian Satellite Radio Holdings Inc., parent company of XM Canada ("CSR" or the "Company") (TSX: XSR), Canada's leading satellite radio company, today announced the appointment of Dara Altman to the Company's Board of Directors. Ms. Altman is an executive with Sirius XM and she replaces Gary M. Parsons.

"Gary was a founder of XM Canada and a true pioneer in the satellite radio industry. His vision, expertise and insights were instrumental in establishing satellite radio and XM in Canada. His commitment to work with us helped guide the formation of the Canadian operations and insured our success in obtaining our broadcast licence. We thank him for his extensive contributions and wish him all the best in his future endeavors," said John Bitove, Executive Chairman of the Board. Mr. Parsons recently resigned from both the Sirius XM board and CSR's board.

"We have worked with Dara over the past few years and welcome her to the Board where her insights into the industry will prove to be of great value to our company and all shareholders as we move toward profitability," Bitove stated.

Dara Altman is Executive Vice President and Chief Administrative Officer of Sirius XM Radio. Prior to the Sirius XM merger, Ms. Altman was the Executive Vice President of Business and Legal Affairs for XM Satellite Radio in the U.S. During her 20-year career, Ms. Altman has served in key legal and management positions at entertainment media companies, including HBO and Discovery Communications and served on the Board of Directors of Discovery Times, its joint venture with The New York Times.

Gary M. Parsons served on the Company's Board since 2005.

About Canadian Satellite Radio Holdings Inc.

Canadian Satellite Radio Holdings Inc. (TSX: XSR) operates as XM Canada and is Canada's premium digital audio entertainment and information company with the best signal coverage across the country. With 130 digital channels of choice, XM Canada offers Canadian listeners the most unique and original Canadian and international programming, including commercial-free music channels, exclusive live concerts and sports coverage, and the best in talk, comedy, children's and entertainment programming. A free seven-day trial of XM Radio Online is available at http://www.xmradio.ca/freetrial/. Visit www.xmradio.ca for programming and subscription information.

XM Canada is the satellite entertainment leader in the Canadian automotive market with long-term factory installation agreements with manufacturers that own close to 60 per cent share of the domestic vehicle market. XM's industry-leading products are available at shop.xmradio.ca, and at retailers nationwide.

XM programming is available by subscribing directly through XM Canada and is also available as streams of commercial-free XM music channels on TELUS Mobile Radio and Rogers Wireless Radio on Demand. XM Canada is the exclusive music channel provider on Air Canada's flights and is available in select Avis Budget Group rental vehicles.

To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit our website at www.xmradio.ca/about/.

Forward-Looking Statements

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. CSR makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by applicable law. Additional information identifying risks and uncertainties is contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

For further information: Investors, Morlan Reddock, (416) 408-6899, investor.relations@xmradio.ca; Media, Lorena Cordoba, (416) 924-5700 Ext. 4089, lorena.cordoba@cohnwolfe.ca